Amendment No. 1	Filed pursuant to Rule 424(b)(5)
(to Prospectus Supplement dated January 7, 2022	Registration No. 333-261814
to Prospectus dated January 7, 2022)

Up to $18,000,000

Common Stock

This amendment no. 1, or this “Amendment,” amends our prospectus supplement dated January 7, 2022, or the “Prospectus Supplement.” This Amendment should be read in conjunction with the Prospectus Supplement and the accompanying prospectus dated January 7, 2022, or the “Prospectus,” and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement and the Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and Prospectus, and any future amendments or supplements thereto.

We are party to a Controlled Equity Offering℠ Sales Agreement, or the “sales agreement,” with Cantor Fitzgerald & Co., or “Cantor Fitzgerald,” relating to shares of our common stock, $0.001 par value per share, offered by the Prospectus Supplement and the Prospectus. In accordance with the terms of the sales agreement, from time to time we may offer and sell shares of our common stock through or to Cantor Fitzgerald, acting as sales agent or principal, pursuant to the Prospectus Supplement and the Prospectus. As of May 30, 2023, we have sold $1,112,713 of common stock pursuant to the Prospectus Supplement and the Prospectus.

Sales of our common stock, if any, under the Prospectus Supplement and Prospectus may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the “Securities Act.” Subject to terms of the sales agreement, Cantor Fitzgerald will not be required to sell any specific number or dollar amounts of securities but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Cantor Fitzgerald and us. There will be no arrangement for funds to be received in any escrow, trust or similar arrangement.

Cantor Fitzgerald will be entitled to compensation under the terms of the sales agreement at a fixed commission rate of 3.0% of the gross sales price per share sold. In connection with the sale of our common stock on our behalf, Cantor Fitzgerald will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Cantor Fitzgerald will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contributions to Cantor Fitzgerald against certain civil liabilities, including liabilities under the Securities Act.

Our common stock is listed for trading on the Capital Market of The Nasdaq Capital Market LLC, or “Nasdaq,” under the symbol “PAVM.” On May 26, 2023, the last reported sales price of our common stock was $0.408 per share. The trading price of our common shares has experienced significant volatility, which we believe is attributable to general market conditions, as well as various factors relating to our business development and our competitive landscape. In the last six months, between November 27, 2022 and May 26, 2023, the intra-day sales price of our common stock fluctuated between a reported low sale price of $0.35 and a reported high sales price of $0.7698.

The aggregate market value of our outstanding common stock held by non-affiliates is $54,614,702, based on 97,526,253 shares of our outstanding common stock held by non-affiliates and a last sale price of our common stock on April 20, 2023 of $0.56 per share. During the 12 calendar months prior to, and including, the date of this Amendment, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3.

We are filing this Amendment to update the amount of shares we are eligible to sell pursuant to the Prospectus Supplement and the Prospectus, as a result of our being subject to General Instruction I.B.6 of Form S-3. In no event may we sell shares under General Instruction I.B.6 of Form S-3 with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates, or our “public float,” in any 12-month period, so long as our public float is less than $75 million. As a result of these limitations and our current public float, and in accordance with the terms of the sales agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $18,000,000 pursuant to the Prospectus Supplement and the Prospectus. If our public float increases such that we may sell additional amounts under the Prospectus Supplement and the Prospectus, we will file another amendment to the Prospectus Supplement prior to making additional sales.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page S-7 of the Prospectus Supplement and in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Amendment or the Prospectus Supplement. Any representation to the contrary is a criminal offense.

Cantor

The date of this Amendment is May 30, 2023.